Exhibit 99.1

Summary of Resolutions Passed at Annual General Meeting on May 24, 2023

Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries passed all resolutions proposed to Shareholders at the Annual General Meeting of Shareholders (“AGM”) held virtually on May 24, 2023.

Details of the resolutions submitted to, and approved by, the AGM are included in the explanatory report prepared by the board of directors of the Company, which is available on the Company’s corporate website at https://ir.stevanatogroup.com/.

In the ordinary part of the AGM the Shareholders approved, among other things, the annual financial statements for the financial year ended on December 31, 2022 and the allocation of annual net profits for the year, including a distribution of dividends in the amount of EUR 0.054 for each outstanding Class A and ordinary share of the Company, net of the treasury shares.

The Shareholders also approved the Appointment of the External Auditor PricewaterhouseCoopers S.p.A for the auditing of the Company’s and the consolidated financial statements for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025.

In addition, the Shareholders granted to the board of directors – due to the expiration of the existing authorizations – a new authorization for the purchase and the disposal of ordinary and Class A treasury shares for the period and purposes indicated in the explanatory report.

In the extraordinary part of the AGM, the Shareholders approved all proposed amendments to the Company’s articles of association as described in the explanatory report.

Further information regarding the AGM is available on the investors’ section of Stevanato Group’s corporate website at https://ir.stevanatogroup.com/, including the full text of the AGM notice, explanatory report and other AGM materials.

Shareholders may request a hard copy of AGM materials, free of charge, by emailing legal@stevanatogroup.com.